SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)

Addex Therapeutics Ltd.

(Name of Issuer)

Shares, nominal value CHF 1.00 per share

(represented by American Depositary Shares)

(Title of Class of Securities)

00654J107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(1)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00654J107	13G

1	NAMES OF REPORTING PERSONS New Leaf Biopharma Opportunities I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,366,293 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,366,293 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,293 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Of which 1,647,444 of such Shares are held of record by Biopharma I (as defined in Item 2(a) below) and 718,849 are Shares underlying a warrant issued to Biopharma I and which is exercisable within 60 days of December 31, 2021. NLBA I (as defined in Item 2(a) below) is the general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III (as defined in Item 2(a) below) is the sole general partner of NLBA I and ultimate general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors (as defined in Item 2(a) below) may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 52,609,818 of the Issuer’s Shares outstanding as of January 18, 2022, as reported by the Issuer in its prospectus supplement filed under Rule 424(b)(3), assuming full exercise of Ordinary Warrants, filed with the United States Securities and Exchange Commission on January 19, 2022 (the “Prospectus Supplement”).

CUSIP No. 00654J107	13G

1	NAMES OF REPORTING PERSONS New Leaf BPO Associates I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,366,293 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,366,293 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,293 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Of which 1,647,444 of such Shares are held of record by Biopharma I and 718,849 are Shares underlying a warrant issued to Biopharma I and which is exercisable within 60 days of December 31, 2021. NLBA I is the general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLBA I and ultimate general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 52,609,818 of the Issuer’s Shares outstanding as of January 18, 2022, as reported in the Prospectus Supplement.

CUSIP No. 00654J107	13G

1	NAMES OF REPORTING PERSONS New Leaf Venture Management III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,366,293 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,366,293 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,293 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Of which 1,647,444 of such Shares are held of record by Biopharma I and 718,849 are Shares underlying a warrant issued to Biopharma I and which is exercisable within 60 days of December 31, 2021. NLBA I is the general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLBA I and ultimate general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 52,609,818 of the Issuer’s Shares outstanding as of January 18, 2022, as reported in the Prospectus Supplement.

CUSIP No. 00654J107	13G

1	NAMES OF REPORTING PERSONS Ronald M. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,366,293 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,366,293 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,293 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Of which 1,647,444 of such Shares are held of record by Biopharma I and 718,849 are Shares underlying a warrant issued to Biopharma I and which is exercisable within 60 days of December 31, 2021. NLBA I is the general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLBA I and ultimate general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 52,609,818 of the Issuer’s Shares outstanding as of January 18, 2022, as reported in the Prospectus Supplement.

CUSIP No. 00654J107	13G

1	NAMES OF REPORTING PERSONS Vijay K. Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,366,293 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,366,293 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,293 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Of which 1,647,444 of such Shares are held of record by Biopharma I and 718,849 are Shares underlying a warrant issued to Biopharma I and which is exercisable within 60 days of December 31, 2021. NLBA I is the general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLBA I and ultimate general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 52,609,818 of the Issuer’s Shares outstanding as of January 18, 2022, as reported in the Prospectus Supplement.

CUSIP No. 00654J107	13G

Schedule 13G

Introductory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G originally filed with the United States Securities and Exchange Commission (the “Commission”) on February 10, 2021 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See line 9 of each cover sheet.

(b)	Percent of class:

See Line 11 and the corresponding footnotes on each of the cover sheets.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see line 5 of cover sheets.*

(ii)	Shared power to vote or to direct the vote: see line 6 of cover sheets.*

(iii)	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets*

(iv)	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.*

*

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record and to the extent of their pecuniary interest therein, if any.

Item 5.	Ownership of Five Percent or Less of a Class.

The Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Issuer’s Shares due to dilution caused by the Issuer’s issuance of additional shares of its Shares from time to time since the date of the filing of the Original Schedule 13G.

CUSIP No. 00654J107	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

NEW LEAF BIOPHARMA OPPORTUNITIES I, L.P.

By:	NEW LEAF BPO ASSOCIATES I, L.P.
Its General Partner

	By:	NEW LEAF VENTURE MANAGEMENT III, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO ASSOCIATES I, L.P.

By:	NEW LEAF VENTURE MANAGEMENT III, L.L.C.
Its General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Vijay K. Lathi

*
Ronald M. Hunt

/s/ Craig L. Slutzkin
* Craig L. Slutzkin
As attorney-in-fact

*

This Schedule 13G was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.